EXHIBIT 99.1

Galapagos and Blood Centers of America announce strategic collaboration to accelerate Galapagos’ decentralized CAR-T manufacturing network in the U.S.

  BCA's national network of blood centers will provide decentralized manufacturing services for Galapagos' CAR-T product candidates, close to cancer treatment centers
  Collaboration enables rapid deployment of Galapagos' decentralized CAR-T platform across the U.S., improving patient access to potentially life-saving CAR-T treatments
  Important milestone for Galapagos' U.S. expansion strategy, supporting upcoming pivotal trials and potential future commercial manufacturing of CAR-T therapies
  Complements existing collaborations with Galapagos’ other manufacturing partners

Mechelen, Belgium; 15 May 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) and Blood Centers of America (BCA) today announced that they have entered into a strategic collaboration for the decentralized manufacturing of Galapagos’ CAR-T cell therapies through BCA’s network in the U.S.

Under the terms of the collaboration agreement, BCA will provide access to its extensive network of over 50 community blood centers in 43 states for Good Manufacturing Practice compliant manufacturing for Galapagos’ CAR-T hemato-oncology clinical program. This agreement complements existing collaborations between Galapagos and Landmark Bio and Thermo Fisher Scientific.

Galapagos will leverage BCA’s network to initiate technology transfer to multiple sites in parallel for the decentralized manufacturing of its CAR-T product candidates, close to cancer treatment centers, while also accessing apheresis capacity at BCA sites when required. In addition, BCA will play a crucial coordinating role by supporting site initiation and onboarding to accelerate Galapagos’ efforts and ensure consistent quality.

Galapagos’ innovative, decentralized manufacturing platform could address many of the limitations that currently available CAR-T production is facing. It has the potential to offer greater speed and scalability, with the delivery of fresh, fit cells with a vein-to-vein time of seven days and the possibility for greater physician control and improved patient experience.

“Our collaboration with Blood Centers of America marks a major milestone for Galapagos’ U.S. expansion by establishing centers for support of our pivotal studies, with the potential to be used for commercial introduction. Working with BCA’s extensive nationwide network allows us to efficiently scale up decentralized CAR-T therapy manufacturing across the U.S., while their established infrastructure helps us harmonize operations and access apheresis capacity,” said Dr. Paul Stoffels1, CEO and Chairman of the Board of Directors of Galapagos. “This agreement complements the existing collaborations between Galapagos and Landmark Bio and Thermo Fisher Scientific and translates to a significant step forward in our aspiration to bring CAR-T therapies to more patients with a vein-to-vein time of just seven days.”

“We are very pleased to partner with Galapagos in expanding their nationwide CAR-T manufacturing network,” said Delisa English, BCA Board Chair. “Our decades of experience and advanced capabilities in regulatory compliant biologic processing across the U.S. will facilitate seamless technology transfer across multiple sites. We strongly believe that the combination of Galapagos’ decentralized manufacturing platform and our national cell therapy manufacturing footprint will ultimately benefit patients by providing convenient access to our local facilities for apheresis and local healthcare providers within their communities.”

About Galapagos’ decentralized CAR-T manufacturing platform

Galapagos’ decentralized, innovative CAR-T manufacturing platform has the potential for the administration of fresh, fit cells within a median vein-to-vein time of seven days, greater physician control and improved patient experience. The platform consists of an end-to-end xCellit™ workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About BCA Cell Therapies Network
Blood Centers of America (BCA) is the largest blood supply network in the United States. The BCA Advanced Therapies Network is a diverse, integrated portfolio offering a full spectrum of support for the development and delivery of advanced therapies. With the largest network of facilities in advanced therapies, the network brings unparalleled and coordinated access to a vast array of members and clients with a variety of service offerings related to starting material, testing, quality control, cryopreservation, manufacturing and clinical applications. To learn more, visit: bcaadvancedtherapies.com.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding Galapagos’ collaboration with Blood Centers of America, including the benefits of such collaboration, and statements regarding Galapagos’ CAR-T manufacturing platform. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos’ expectations regarding the collaboration with Blood Centers of America, including the potential benefits of such collaboration, may be incorrect, the inherent uncertainties associated with competitive developments and regulatory approval requirements, risks associated with Galapagos’ reliance on collaborations with third parties (including its collaboration partners Lonza, Landmark Bio and Thermo Fisher Scientific), risks associated with Galapagos’ CAR-T manufacturing platform, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2023 and its subsequent filings with the Securities and Exchange Commission.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’